Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration Statement No. 333-170406 and
Supplement dated March 22, 2011)	333-170406-01 through 333-170406-12

$1,000,000,000 6.625% Senior Notes due 2021

Term Sheet

March 22, 2011

Issuer:	Limited Brands, Inc.

Offering Size:	$1,000,000,000 aggregate principal amount (this represents an increase of $250,000,000 from the offering size in the Preliminary Prospectus Supplement)

Title of Securities:	6.625% Senior Notes due 2021

Maturity:	April 1, 2021

Offering Price:	100.000%

Coupon	6.625%

Yield to Maturity:	6.625%

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2011

Record Dates:	March 15 and September 15

Optional Redemption:	Make-whole call at T+50 bps at any time

Equity Clawback:	Up to 35% at 106.625% prior to April 1, 2014

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Citigroup Global Markets Inc.

Senior Co-Managers:	HSBC Securities (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:

KeyBanc Capital Markets Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

RBS Securities Inc.

PNC Capital Markets LLC

Santander Investment Securities Inc.

The Williams Capital Group, L.P.

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Trade Date:	March 22, 2011

Settlement Date:	March 25, 2011 (T+3)

Distribution:	Registered Offering

Net Proceeds:	We estimate that the net proceeds of this offering, after deducting underwriting discounts and commission and estimated offering expenses from the sale of the notes will be approximately $981,000,000.

CUSIP Number:	532716 AT4

ISIN Number:	US532716AT46

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by calling any of the Joint Book-Running Managers at the numbers below:

Merrill Lynch, Pierce, Fenner & Smith
Incorporated	800-294-1322 (toll free)

J.P. Morgan Securities LLC	212-270-3994 (call collect)

Citigroup Global Markets Inc.	212-723-6020 (call collect)

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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